[USAA     9800 Fredericksburg Road, A 3 W
EAGLE     San Antonio, Texas 78288
LOGO (R)]


 July 27, 2009




VIA EDGAR



Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Responses to Comments on Post-Effective Amendment No. 43 to the Registration Statement on Form N-1A of USAA Mutual Funds
         Trust (File Nos. 033-65572; 811-07852)

Dear Ms. Lithotomos:

     On behalf of the above-referenced registrant, set forth below are the comments that you provided on July 27, 2009 concerning Post-Effective Amendment No. 43 to the Registration Statement on Form N-1A (the Post-Effective Amendment) of USAA Mutual Funds Trust (the Trust), which was filed with the U.S. Securities and Exchange Commission (the SEC) on May 29, 2009, and the Trust's responses thereto. Your comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment (the Amendment).

     Your comments have been addressed, to the extent applicable, and unless stated otherwise, with regard to each of the USAA Funds contained within the Amendment.

1.   FEE AND EXPENSES

     (A) IN THE MANAGEMENT FEE LINE ITEM OF THE FEE TABLE, INCLUDE THE MANAGEMENT FEE INDEPENDENT OF ANY PERFORMANCE FEE ADJUSTMENT.

          The Trust believes that disclosing the impact of the performance fee adjustment within the Management Fee line item is consistent with the requirements of Form N-1A and with the Funds' audited financial statements. Further, as discussed below, excluding the performance fee adjusted from the Management Fee line item could lead to potentially misleading disclosure.

          The Management Fee line item shows the audited management fee for the Funds net of any increase or reduction for performance fees. With respect to the Tax Exempt Long-Term Fund, as an example, the Management Fee

Valerie Lithomos
July 27, 2009
Page 2


          line item discloses an audited management fee of 0.23% which reflects a base management fee of 0.28% and a downward performance fee adjustment of 0.05%.

          Inclusion of the performance fee adjustment within the Management Fee line item is consistent with the requirements of Form N-1A. Instruction 3(a) to Form N-1A states "'Management Fees' include investment advisory fees (INCLUDING ANY FEES BASED ON THE FUND'S PERFORMANCE) [emphasis added], any other management fees payable to the investment adviser or its affiliates, and administrative fees payable to the investment adviser or its affiliates that are not included as 'Other Expenses.'" Therefore, the Trust has "included" the performance fee adjustment within the Management Fee line item per the instructions to N-1A.

          In addition, separation of the management fee from the performance fee could create misleading disclosure. Taking again the Tax Exempt Long-Term Fund as an example, the Amendment shows the performance fee adjusted the Management Fee line item downward by 0.05%. Therefore, Management Fee line item shows a net fee adjusted downward by the amount of the performance fee adjustment. In a circumstance where the inverse is true, and a positive performance fee adjustment is applicable, it would likewise not be appropriate to show the Management Fee line item exclusive of the additive performance fee adjustment, and could therefore result in misleading disclosure.

          In response to the comment however, the Trust has added a statement to further disclose the potential maximum positive/negative impact of the performance fee adjustment on the Management Fee line item.

     (B) REMOVE FOOTNOTES (B) AND (C) EACH RESPECTIVELY DESCRIBING, REALIZED CREDITS WITH THE FUNDS' CUSTODIAN AND THE POSSIBILITY THAT DURING PERIODS OF MARKET VOLATILITY THE FUND'S ASSETS MAY DECLINE CAUSING ANNUAL FUND OPERATING EXPENSES TO INCREASE.

          Per the Staff's request, the Trust has deleted footnotes (b) and (c) accordingly.

     (C)  WITHIN THE EXPENSE EXAMPLE REMOVE THE PARENTHETICAL  WITHIN THE SECOND
          SENTENCE  THAT  STATES:   "(BEFORE  ANY   APPLICABLE   FEE  OFFSET  OR
          REIMBURSEMENT)."

          The Trust has made the requested change.

Valerie Lithomos
July 27, 2009
Page 2


2.   PRINCIPAL INVESTMENT STRATEGY

     INCLUDE WITHIN THE FUNDS' PRINCIPAL INVESTMENT STRATEGY A DESCRIPTION OF THE ALTERNATIVE MINIMUM TAX (AMT) AND ITS IMPACT ON THE PORTFOLIO.

     The Trust confirmed via phone that the Funds do not invest in securities subject to the AMT. The Trust did not make any changes pursuant to this comment.

3.   PRINCIPAL RISKS

     DISCLOSE WITHIN THE PRINCIPAL RISKS SECTION OF THE USAA TAX EXEMPT LONG-TERM FUND, THE RISK ASSOCIATED WITH LONG-TERM RISKS IN SECURITIES.

     The Trust currently discloses the risk associated with longer term securities within the Principal Risks. Within the current language the Trust will make the following edit to more accurately describe the "interest rate risk" contemplated by the SEC's comment. The new language will state: "Generally, the longer the maturity of a bond, the greater its sensitivity to interest rates. To compensate investors for this higher market interest rate risk, bonds with longer maturities generally offer higher yields than bonds with shorter maturities." The Trust feels that this language adequately describes the risk inherent to longer term bonds. Therefore, no change was made to accommodate this request.

4.   ANNUAL TOTAL RETURN

     (A) CHANGE THE NAME OF THE ANNUAL TOTAL RETURN SECTION OF THE FUNDS' PROSPECTUS TO "PERFORMANCE."

          The Trust has made the requested change.

     (B)  REMOVE THE FOOTNOTES TO THE "AVERAGE ANNUAL TOTAL RETURNS" TABLE.

          The Trust has made the requested change.

     (C)  REMOVE  THE   DESCRIPTIONS   OF  THE   CALCULATIONS   OF  "YIELD"  AND
          "TAX-EQUIVALENT YIELD."

          The Trust has made the requested change.

Valerie Lithomos
July 27, 2009
Page 4


5.   PURCHASE AND SALE OF FUND SHARES

     (A) WITHIN THE FIRST PARAGRAPH OF PURCHASE AND SALE OF FUND SHARES REMOVE THE LAST TWO SENTENCES.

          The Trust has made the requested change.

     (B) REMOVE THE FINAL PARAGRAPH OF THE SECTION, PURCHASE AND SALE OF FUND SHARES.

          The Trust has made the requested change.

                                    * * * * *

     Should you have any further comments on this matter, or any questions, please contact me at (210) 498-4103.

                                     Sincerely,

                                      /s/ Christopher P. Laia, Esq.

                                    Christopher P. Laia



cc:      Mark S. Howard, Esq.
         USAA Investment Management Company